SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ Thrift Plan of Indianapolis Power & Light Company

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 100
Arlington, VA 22203

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1.  The consent of Ernst & Young to the incorporation by reference of these financial statements into the AES Corporation’s Form S-8 Registration Statement relating to the Plan (Registration No’s. 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242) is set forth hereto as Exhibits 23.  The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. Section 1350, is attached hereto as Exhibit 99.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Employees’ Thrift Plan of Indianapolis Power & Light
Company

December 31, 2012 and 2011, and
Year Ended December 31, 2012
With Report of Independent Registered Public
Accounting Firm

EMPLOYEES’ THRIFT PLAN OF Indianapolis power & light company

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011, and Year Ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

Employees’ Pension and Benefits Committee
   Employees’ Thrift Plan of Indianapolis Power & Light Company

We have audited the accompanying statements of net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Indianapolis, IN
June 25, 2013

Employees’ Thrift Plan of Indianapolis Power & Light Company

Statements of Net Assets Available for Benefits

	December 31
	2012	2011

ASSETS
Investments at fair value	$139,907,981	$126,755,519
Pending trades receivable	106,997	24,791
Contributions receivable from employees	246,770	-
Contributions receivable from employer	114,088	-
Notes receivable from participants	2,919,653	2,977,886
Total assets	143,295,489	129,758,196

LIABILITIES
Accrued administrative expenses	31,996	31,898
Net assets reflecting investments at fair value	143,263,493	129,726,298

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(610,401)	(551,322)
Net assets available for benefits	$142,653,092	$129,174,976

See accompanying notes.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions
Investment income:
Net appreciation in fair value of investments	$7,087,112
Interest and dividends	2,763,375

Interest income on notes receivable from participants	157,587

Contributions:
Participants	6,464,049
Rollovers	152,710
Employer	3,062,865

Total additions	19,687,698

Deductions
Benefit payments and withdrawals	6,019,486
Administrative fees	190,096
Total deductions	6,209,582

Net increase in net assets available for benefits	13,478,116

Net assets available for benefits at beginning of year	129,174,976
Net assets available for benefits at end of year	$142,653,092

See accompanying notes.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements
December 31, 2012

1. Description of the Plan

The following description of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) provides general information about the Plan’s provisions. Indianapolis Power & Light Company (IPL) is the plan sponsor. Participants should refer to the plan document and summary plan description, copies of which may be obtained from the plan sponsor, for a more complete description of the Plan’s provisions.

General

The Plan is administered by the Employees’ Pension and Benefits Committee (the Pension Committee), which is a committee of not less than five persons appointed by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment. The Plan's trustee and record-keeper of the Plan's assets is Fidelity Management Trust Company (Fidelity). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee’s base rate of compensation. Employees have the option of contributing anywhere from 1% to 50% of compensation, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a “Before Tax” or “After Tax” option. Employer-matching contributions are made in an amount equal to current employee contributions up to a maximum of 5% for certain union employees and 4% for other eligible employees and are invested in the same funds as the employee elects to have his/her contributions invested. Certain union employees are also eligible to receive an annual lump-sum company contribution at the discretion of the plan sponsor’s president.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, IPL’s matching contribution, and any additional employer contributions as provided under the Plan. Allocations of the Plan’s earnings and losses are based on individual account balances relative to total account balances as of the valuation dates.

Participant fund transfers are subject to certain restrictions as outlined in the summary plan description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

Vesting

Employee before and after tax contributions are nonforfeitable and fully vested at all times. All eligible employees (including union and non-union employees) vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service related to employer contributions.

Forfeitures

Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer-matching contributions. Unallocated forfeiture balances as of December 31, 2012 and 2011, were $2,506 and $36,237, respectively. Forfeitures of $39,740 were used to reduce plan sponsor contributions during 2012.

Payment of Benefits

Upon separation from service with IPL due to death, disability, retirement, or termination, a participant, or the participant’s beneficiary, may elect to receive either a lump-sum distribution, or elect an automatic rollover to an individual retirement account, or the participant has the option of maintaining the account until reaching the age of 70 1/2 years; however, all distributions must be made in one lump-sum payment unless the participant has met his/her “required beginning date” allowing the participant to take annual installments of distributions. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his/her vested account balance in December of that respective year.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Assets

Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of in-service, hardship, or age 59 1/2 withdrawals by active employees; paying distributions to retiring employees; refunding employee contributions; payment of vested employer contributions to employees withdrawing from the Plan; payment of loan proceeds to participants electing a loan from the Plan; distributions to beneficiaries of deceased employees; or payment of the expenses of the Plan. Participants make requests for distributions directly with the record-keeper except for certain loans and refunds of participant contributions, which require approval from the Benefits Department of IPL. The Payroll & Benefits Departments of IPL conduct day-to-day activities of the Plan at the designation of the Pension Committee.

Administrative Expenses

The annual record-keeping fee is 13 basis points of total plan assets as of December 31 of the prior year. Participants pay a commission of $0.029 per share for open market transactions in the AES common stock fund. The commission is reflected in the price per share for each transaction. There are no other transaction-based fees for the investment funds. In addition, plan participants have the ability to invest in certain mutual funds through the Plan’s self-directed brokerage option. Certain mutual funds available through the self-directed brokerage option charge loaded fees and other additional charges, which are paid by the participant. Accrued plan expenses of $31,996 were payable at December 31, 2012. Most permitable plan expenses are paid by plan participants.

Participant Loans

Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The available loan amount is reduced by the highest outstanding loan balance during the one-year period preceding the date the loan is made. The period of repayment of the loan can vary but generally will not exceed five years, except for loans used to purchase or construct a principal residence where the repayment period will not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at 1% over prime. Principal and interest are normally paid through payroll deductions. Plan participants have the ability to pay off their loans at any time directly with the Plan’s record-keeper. Participants who separate from service with a loan balance outstanding have the option to either pay off their loan or make monthly payment arrangements directly with the Plan’s record-keeper. Once participants have separated from service, they are prohibited from taking out any new loans.

Plan Termination

Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded as withdrawals when paid.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Management Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Wells Fargo Stable Return Fund C (WF-C) invests all of its assets in the Well Fargo Stable Return Fund G (WF-G or the Fund).  WF-C and WF-G are both stable value collective trusts.  The Fund invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions.  The Fund also invests in the Synthetic Stable Value Fund, which has the same investment objective as the Fund, and the Short Term Investment Fund G, which invests in highly liquid assets.  The Fund uses these investments for daily liquidity needs.  The Fund invests, in part, in fully benefit-responsive investment contracts. The Fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 - Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 - Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011, are as follows:

	2012	2011
AES Corporation common stock, 1,639,627 and 1,524,989 shares in 2012 and 2011, respectively	$17,544,006	$18,055,875

American Washington Mutual Investment Fund, 346,897 and 341,371 shares in 2012 and 2011, respectively	10,826,665	9,694,940

Harbor Capital Appreciation Institutional Fund, 219,620 and 216,643 shares in 2012 and 2011, respectively	9,338,251	7,994,136

Wells Fargo Stable Value Fund C, 429,295 and 440,114 shares in 2012 and 2011, respectively	21,658,733	21,756,012

Columbia Acorn TR Fund, 494,284 and 489,756 shares in 2012 and 2011, respectively	15,050,948	13,497,685

PIMCO Total Return Fund, 1,583,402 and 1,297,534 shares in 2012 and 2011, respectively	17,797,431	14,104,189

Vanguard Institutional Index Fund, 110,783 and 98,511 shares in 2012 and 2011, respectively	14,459,446	11,332,709

Vanguard Intermediate TR Bond Index Fund, 422,979 and 403,816 shares in 2012 and 2011, respectively	11,610,764	11,080,723

American EuroPacific Growth Mutual Fund, 312,281 and 314,489 shares in 2012 and 2011, respectively	12,859,753	11,047,993

During 2012, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$8,453,146
Common/collective trusts	340,449
AES Corporation common stock	(1,706,483)
Net appreciation in fair value of investments	$7,087,112

Pending Trades Receivable

Pending trades receivable includes a receivable of approximately $106,997 and $24,791 at December 31, 2012 and 2011, respectively, primarily relating to unsettled trades of AES Corporation common stock. These receivables were collected in January 2013 and 2012, respectively.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

  quoted prices for similar assets and liabilities in active markets quoted prices for identical or similar assets or liabilities in markets that are not active observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
  inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for major categories of assets measured at fair value by the Plan:

Company Stock: AES Corporation common stock is valued at the closing price reported on the active market on which AES stock is traded.

Mutual Funds: Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Common/Collective Trust: The Fund is a stable value investment in a collective trust that is designed to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.  To achieve this, the Fund invests in instruments that are not expected to experience significant price fluctuation in most economic or interest rate environments.  The fair value of the Fund has been valued at the net asset value per unit as a practical expedient to measure fair value at year-end as reported by the issuer of the Fund. The fair value differs from the contract value. As previously discussed in Note 2, an adjustment is reflected in the statements of net assets available for benefits to present this investment at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Fund does not have any significant restrictions on redemptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes from prior years in techniques and inputs used to determine fair value. Transfers between levels, if any, are recorded as of the date the transfer occurred. There were no transfers between Levels 1, 2, and 3 during 2012 or 2011.

 The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Company stock	$17,544,006	$-	$-	$17,544,006
Common/collective trust:
Stable Value Fund	-	21,658,733	-	21,658,733
Mutual funds:
Fixed income	32,141,367	-	-	32,141,367
Money market	3,433,333	-	-	3,433,333
U.S. equities	52,270,789	-	-	52,270,789
International equities	12,859,753	-	-	12,859,753
Total assets at fair value	$118,249,248	$21,658,733	$-	$139,907,981

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Company stock	$18,055,875	$-	$-	$18,055,875
Common/collective trust:
Stable Value Fund	-	21,756,012	-	21,756,012
Mutual funds:
Fixed income	27,408,071	-	-	27,408,071
Money market	3,780,334	-	-	3,780,334
U.S. equities	44,707,234	-	-	44,707,234
International equities	11,047,993	-	-	11,047,993
Total assets at fair value	$104,999,507	$21,756,012	$-	$126,755,519

5. Related-Party Transactions

One of the Plan’s investment options is AES Corporation common stock. Since AES Corporation is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, all investment transactions involving AES Corporation common stock are party-in-interest transactions.

Fidelity Investments is the investment manager for the Fidelity Spartan Extended Market Index Fund, as well as the Fidelity Retirement Money Market Fund.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2012	2011
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$142,653,092	$129,174,976
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts	610,401	551,322
Net assets available for benefits per the Form 5500, at fair value	$143,263,493	$129,726,298

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$19,687,698
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	610,401
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(551,322)
Total additions per the Form 5500	$19,746,777

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk

Approximately 12% of the Plan’s assets are invested in AES Corporation common stock.

8. Tax Status

The Plan has received a determination letter from the IRS dated February 6, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is exempt from taxation.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

SUPPLEMENTAL SCHEDULE

Employees’ Thrift Plan of Indianapolis Power & Light Company

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN 35-0413620 Plan #003

DECEMBER 31, 2012

Description of Investment	Shares/Units	Current Value
Shares of registered investment companies
Fidelity Retirement Money Market Fund*	3,433,333	$3,433,333
Fidelity Spartan Extended Market Index Investment Fund*	21,561	860,505
American Washington Mutual Investment Fund	346,897	10,826,665
Harbor Capital Appreciation Institutional Fund	219,620	9,338,251
American EuroPacific Growth Mutual Fund	312,281	12,859,753
BlackRock Inflation Protected Bond Fund	230,842	2,733,172
Columbia Acorn TR Fund	494,284	15,050,948
PIMCO Total Return Fund	1,583,402	17,797,431
Vanguard Institutional Index Fund	110,783	14,459,446
Vanguard Intermediate TR Bond Index Fund	422,979	11,610,764
Wells Fargo Stable Value Fund C Common/Collective Trust	429,295	21,658,733
AES Corporation common stock*	1,639,627	17,544,006
Brokerage Option Accounts		1,734,974
Total investments		$139,907,981

Participant loans (with maturities ranging from 2013 to 2022 and interest rates ranging from 4.25% to 9.25%)*		2,919,653
		$142,827,634

* Party-in-interest transaction.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ THRIFT PLAN OF INDIANAPOLIS POWER &
LIGHT COMPANY
By the Plan Administrator:

EMPLOYEES’ PENSION & BENEFITS COMMITTEE OF
INDIANAPOLIS POWER & LIGHT COMPANY

	By:	/s/ Edward J. Kunz
Edward J. Kunz
Member of the Committee
DATE: June 25, 2013